Exhibit 99.1

PRESS RELEASE

Affimed Announces Addition of Dr. Constanze Ulmer-Eilfort to its Supervisory Board

Heidelberg, Germany, June 22, 2023 – Affimed N.V. (Nasdaq: AFMD) (“Affimed”, or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today announced the appointment of Dr. Constanze Ulmer-Eilfort to its Supervisory Board. Dr. Ulmer-Eilfort’s appointment was approved during the Annual General Meeting of Shareholders which took place on June 21, 2023.

“We are delighted to announce the appointment of Dr. Ulmer-Eilfort to our Supervisory Board,” said Dr. Thomas Hecht, Chairman of Affimed’s Supervisory Board. “Constanze brings a wealth of legal expertise and a deep understanding of the biotech and healthcare industries, making her an invaluable addition to our team. With her extensive background, we expect Constanze will provide critical insights and guidance to the Company on matters related to corporate governance, corporate strategy, compliance and ESG, among others.”

Dr. Ulmer-Eilfort is a partner at the law firm Peters, Schönberger & Partner, an interdisciplinary law and advisory firm located in Munich, Germany, a role she has held since 2022. Prior to that, Dr. Ulmer-Eilfort worked at Baker McKenzie serving in several roles, including as partner from 1998 to 2021, Member of the Global Executive Committee from 2017 to 2021, and as Managing Partner of the German and Austrian offices from 2012 to 2017.

Since 2021, Dr. Ulmer-Eilfort has served as member of the supervisory board of Evotec SE, a Hamburg-based, publicly listed drug discovery and development company. She also serves as Chair of the Advisory Committee at Smart4Diagnostics GmbH, a healthcare start-up based in Munich. Since 2022, Dr. Ulmer-Eilfort has also served as a member of the board of Proxygen GmbH, a Vienna based biotech company developing and commercializing molecular glue degraders, and is an advisor to the management board of Artidis AG, a Basel healthcare company developing a technology platform for the rapid diagnosis of cancer.

Dr. Ulmer-Eilfort holds a law degree from the University of Munich, a Masters of Law degree from the University of Pennsylvania Law School, and a doctorate degree in law from the University of Berlin.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102